Exhibit 99.1

February 28, 2019	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

FISCAL YEAR 2018 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE American: GPL) (“Great Panther”; or the “Company”) today reported financial results for the Company’s year ended December 31, 2018. The full version of the Company’s consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”), except as noted in the Non-GAAP Measures section of the MD&A. All dollar amounts are expressed in US dollars (“USD” or “$”), unless otherwise noted.

“2018 was a year of significant strategic advancement for Great Panther against the backdrop of a challenging metal price environment,” stated James Bannantine, President and CEO. “Significantly lower silver prices and higher costs driven by geology at our Guanajuato Mine in the third quarter reduced mine operating earnings year-over-year. Furthermore, we continued to fully expense the advancement of our Coricancha project in Peru. These factors were the primary contributors to our loss this year. With regard to our costs in Mexico, we took quick action to implement cost reduction and restructuring measures and started to realize cost reductions in the fourth quarter. We also invested significantly in corporate development, which culminated in a transformational deal to acquire Beadell Resources Limited that will formally close in early March. As a result of these inititiaves, 2019 will represent a historic year of change for Great Panther that will see the Company become a growth-oriented intermediate precious metals producer in Latin America.”

1

OPERATIONAL AND FINANCIAL HIGHLIGHTS

	Q4 2018	Q4 2017	Change	2018	2017	Change
OPERATING RESULTS
Tonnes milled	89,270	98,396	-9%	374,229	373,709	0%
Silver equivalent ounces (“Ag eq oz”) produced[1]	951,784	1,065,773	-11%	4,170,966	3,978,731	5%
Silver ounces produced	438,152	514,218	-15%	1,857,864	1,982,685	-6%
Gold ounces production	4,101	5,931	-31%	20,161	22,501	-10%
Payable silver ounces	455,146	516,078	-12%	1,813,563	1,937,702	-6%
Ag eq oz sold[1]	944,563	1,038,023	-9%	3,927,639	3,793,516	4%
Cost per tonne milled[2]	$116	$116	0%	$121	$106	14%
Cash cost[2]	$10.37	$7.25	43%	$8.93	$5.76	55%
Cash cost per Ag eq oz2	$12.88	$13.18	-2%	$12.63	$12.11	4%
All-in sustaining cost (“AISC”), excluding corporate G&A expenditures[2]	$12.37	$10.83	14%	$11.94	$10.77	11%
AISC[2]	$16.06	$14.72	9%	$15.63	$15.07	4%
AISC per Ag eq oz2	$15.62	$16.89	-8%	$15.72	$16.87	-7%

(in thousands, except per ounce, per share, and exchange rate figures)	Q4 2018	Q4 2017	Change	2018	2017	Change
FINANCIAL RESULTS
Revenue	$13,647	$17,384	-21%	$59,434	$63,746	-7%
Mine operating earnings before non-cash items[2]	$2,017	$4,962	-59%	$12,020	$21,994	-45%
Mine operating earnings	$1,206	$3,755	-68%	$8,185	$17,689	-54%
Net income (loss)	$(3,559)	$(1,918)	-86%	$(10,063)	$1,290	-880%
Adjusted EBITDA[2]	$(3,271)	$904	-462%	$(6,399)	$6,009	-206%
Operating cash flows before changes in non-cash net working capital	$(3,776)	$618	-711%	$(6,722)	$6,369	-206%
Cash and short-term deposits at end of period	$50,581	$56,888	-11%	$50,581	$56,888	-11%
Net working capital at end of period	$61,851	$65,965	-6%	$61,851	$65,965	-6%
Average realized silver price per oz [3]	$14.80	$16.86	-12%	$15.56	$17.11	-9%
Average realized gold price per oz [3]	$1,250	$1,292	-3%	$1,278	$1,291	-1%
Earnings (loss) per share – basic and diluted	$(0.02)	$(0.01)	-100%	$(0.06)	$0.01	-700%
MXN/USD	$19.86	$18.95	5%	$19.25	$18.93	2%

1 Silver equivalent ounces are referred to throughout this document. For 2018, Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2018, and they were applied retroactively effective January 1, 2018. As a result, the metrics in silver equivalent ounces for the first and second quarter of 2018 have been restated. Comparatively, Ag eq oz for 2017 are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2017.

2 The Company has included the non-GAAP performance measures cost per tonne milled, cash cost, cash cost per Ag eq oz, AISC excluding corporate G&A expenditures, AISC, AISC per Ag eq oz, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. The computation of cash cost per Ag eq oz reflects actual realized prices for the by-products.

3 Average realized silver and gold prices are prior to smelting and refining charges.

2

REVIEW OF FULL YEAR 2018 FINANCIAL RESULTS

During the year ended December 31, 2018, the Company earned revenues of $59.4 million, compared to $63.7 million in 2017. The decrease in revenue relative to the prior year was primarily attributable to a decrease in realized metal prices for all metals ($4.0 million effect), and a decrease in metal sales volumes ($2.3 million effect). These were partly offset by lower smelting and refining charges, which are netted against revenue, due to more favourable revenue contract terms with customers for 2018 ($2.0 million effect).

Production costs for the year ended December 31, 2018 were $47.4 million, an increase of 14% over the same period in 2017. This was predominantly attributable to higher MXN denominated unit mining costs as a result of mining narrower veins at the GMC (which requires more waste material to be mined), along with minor rate increases for mining contractors (together a $7.8 million effect). This was mainly the case in the third quarter and the early part of the fourth quarter of 2018, when the Company undertook previously announced restructuring initiatives to reduce costs and began to realize unit cost reductions in the fourth quarter of 2018 relative to the third quarter of 2018. These factors were partly offset by the decrease in sales volumes primarily from silver and gold (together a $1.4 million effect), and the weakening of the MXN relative to the USD, which reduced production costs in USD terms as these are predominantly incurred in MXN ($0.7 million effect).

Mine operating earnings before non-cash items decreased by $10.0 million as revenue decreased by $4.3 million due to a decline in realized metal prices as compared to 2017, and production costs increased by $5.7 million due to increased waste to ore ratios.

Amortization and depletion decreased mainly due to the increase in the estimated useful life of GMC based on the mineral resource estimate update announced earlier in the year, partly offset by the decrease in useful life of Topia based on the accelerated production rate anticipated in 2019 and future years.

General and administrative (“G&A”) expenses decreased 18% compared to the same period in 2017 due to non-recurring expenses incurred in the comparative period related to strategic changes and initiatives to position the Company for future growth and development. These included expenses related to CEO succession, other management changes, and implementation of long-term incentive programs.

Exploration, evaluation and development expenses (“EE&D”) increased $3.5 million or 37% compared to the same period in 2017. As Coricancha was acquired on June 30, 2017, there were only care and maintenance expenditures for half a year of $2.9 million in 2017, compared to a full year’s expenditures of $7.1 million in 2018 comprising of care and maintenance expenditures and costs associated with the Bulk Sample Program. The Company will continue to expense project costs and ongoing care and maintenance associated with Coricancha until such time a formal decision is made to restart the mine. EE&D expenditures for the year ended December 31, 2018 also reflected $1.1 million of higher corporate development costs for the evaluation and negotiation of acquisition opportunities mainly related to the agreement to acquire Beadell. These factors were partly offset by a $1.4 million decrease in exploration expenses at Topia and San Ignacio, a $0.2 million decrease in changes in reclamation estimates recorded in EE&D, and a $0.1 million decrease in exploration expenses at Santa Rosa.

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The cost of undertaking the closure plan (and any approved amendments) for the Coricancha legacy tailings are subject to an agreement with the prior owner of Coricancha to reimburse the Company for these costs (refer to the Company’s press release dated July 3, 2017 for further details of this agreement). The Company has previously received full reimbursement of costs incurred. Furthermore, all permits are in place to restart Coricancha and the status of a decision from the Ministry of Energy and Mines to modify the closure plan does not affect the permitting of the mine.

Finance and other income (expense) primarily includes interest income or expense and foreign exchange gains and losses. These were $1.8 million compared to $2.4 million in the same period in 2017. During the year ended December 31, 2018, the Company recorded a foreign exchange gain of $1.1 million, mainly due to the positive mark-to-market adjustment on the Company’s foreign exchange forward contracts outstanding as at December 31, 2018, and realized gains on the settlement of forward contracts during the year. This is compared to a foreign exchange gain of $2.3 million in the same period in 2017, which was also due to the realized gains on the settlement of forward contracts. The decrease was partly offset by a $0.7 million increase in interest income as a result of higher interest rates and higher cash balances.

Income tax expense decreased by $0.8 million, compared to the same period in 2017, which was predominantly attributable to lower Mexican special mining duties, partly offset by higher Mexican withholding tax liabilities.

The increase in net loss was primarily due to a $9.5 million decrease in mine operating earnings, a $3.5 million increase in EE&D expenses, and a $0.6 million net decrease in finance and other income. These factors were partly offset by a $1.4 million decrease in G&A expenses and a $0.8 million decrease in income tax expense.

The decrease in adjusted EBITDA largely reflects a $10.0 million decrease in mine operating earnings before non-cash items, a $3.8 million increase in EE&D expenses before non-cash items (such as share based compensation and changes in estimate of reclamation provisions), and a $0.1 million decrease in other income. These factors were partly offset by a $1.5 million decrease in G&A expenses before non-cash items.

Refer to the Company’s MD&A for the year ended December 31, 2018 for more details of the 2018 financial results, including a discussion of the results for the three months ended December 31, 2018.

CASH COST AND ALL-IN SUSTAINING COSTS

The lower production of silver and gold from GMC resulted from physical variability of the resource and grades therein. In addition, the mining of narrower than planned vein widths increased mining costs per tonne of ore mined. Production also declined from restructuring initiatives taken to reduce mining from the Guanajuato Mine in order to lower costs and mitigate the impact of lower metal prices.

Cash cost per silver payable ounce (“cash cost”) for the year ended December 31, 2018 increased compared to the prior year primarily due to an increase in MXN denominated production costs at GMC for the factors noted above ($3.50 per oz effect), lower payable silver ounces ($0.39 per oz effect) as well as a decrease in by-product credits associated with lower gold sales and lower realized average prices for gold, lead and zinc ($0.76 per oz effect). These factors were partly offset by lower smelting and refining charges ($1.10 per oz effect) and weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $0.38 per oz.

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AISC for the year ended December 31, 2018 increased compared to the prior year primarily due to the increase in cash cost discussed above ($3.17 per oz effect), as well as a decrease in payable silver ounces which had the effect of further increasing AISC by $0.64 per oz. These were partly offset by lower sustaining EE&D expenses and capital expenditures (together, a $2.38 per oz effect), and lower general and administrative (“G&A”) expenses ($0.87 per oz effect).

Refer to the Company’s MD&A for the year ended December 31, 2018, for further discussion of cash cost and AISC, and for a reconciliation to the Company’s financial results as reported under IFRS.

CASH, SHORT-TERM DEPOSITS AND WORKING CAPITAL AT DECEMBER 31, 2018

At December 31, 2018, the Company had cash and short-term deposits of $50.6 million, compared to $56.9 million at December 31, 2017, and no long-term debt.

Cash and short-term deposits decreased by $6.3 million during 2018 primarily due to a $5.0 million loan advanced to Beadell in connection with the acquisition of the company, and $2.1 million in additions to mineral property, plant and equipment. These factors were partly offset by $0.3 million of cash generated by operating activities, $0.3 million in proceeds from the exercise of stock options and $0.1 million foreign exchange adjustment on cash balances.

Net working capital was $61.9 million as at December 31, 2018, a decrease of $4.1 million from December 31, 2017. The decrease was predominantly due to cash flow used in operating activities (before changes in non-cash working capital) of $6.7 million and additions to mineral property, plant and equipment of $2.1 million. These factors were partly offset by the reclassification of $1.9 million of Coricancha reimbursement rights on the legacy tailings reclamation work from long-term to current based on the estimated timing and amount of reclamation expenditures at year-end, a $1.2 million Peruvian value added tax refund, foreign exchange gains of $1.1 million, $0.3 million of stock option proceeds, and $0.2 million of other income.

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OUTLOOK

Great Panther expects to close the Acquisition of Beadell in early March. On January 29, 2019, Beadell issued 2019 production guidance of 145,000 to 155,000 gold ounces at an all-in sustaining cost of $1,000 to $1,100 per ounce. The Company will review Beadell’s guidance and expects to provide an update with the Company’s reporting for the first quarter of 2019. The Company’s focus for Beadell in 2019 will be integration, realization of cost synergies by rationalizing Beadell’s current Australian head office, and identifying and implementing cost-saving measures to optimize profitability of Tucano. Beadell’s operating team in Brazil will remain in place and there has already been a significant degree of coordination and integration with Great Panther’s head office through regularly scheduled meetings, regular communication, site visits and sharing of information and data. Great Panther also plans to immediately work with Beadell’s existing exploration team to develop a program aimed at capitalizing on Tucano’s significant exploration potential.

Great Panther will continue to evaluate its head office resources and needed skills and competencies to facilitate the integration of Tucano and ongoing oversight and management.  In this regard, the Company has recently added senior technical and senior administrative positions, both of which have been filled by Brazilian-Canadians who have professional qualifications and experience in the mining sector in Brazil.  The Company will also continue to assess its needs at the executive level.

As previously announced, the Company took steps in the second half of 2018 to realign operations at GMC to reduce unit costs and maximize mine operating-cash flow, with a modest reduction in production. The Company has undertaken a multi-mine optimization strategy under which the entire production for GMC during 2019 will be sourced from the lower cost San Ignacio Mine, enabling a focused exploration program for the Guanajuato Mine aimed at growing higher margin resources. In addition, a planned increase in the processing capacity from the Topia Mine in 2019 is expected to increase Topia’s production by approximately 25% compared to 2018.

For 2019, the Company expects production to be in the range of 3.7 to 4.0 million Ag eq oz. Cash cost per silver ounce guidance for 2019 is $5.00 to $6.50 and the AISC guidance range is $13.00 to $15.00.

Production and cash cost guidance	FY 2019 Guidance	FY 2018 Actual
Total silver equivalent ounces[1]	3,700,000 - 4,000,000	4,170,966
Cash cost[2]	$5.00 – $6.50	$8.93
AISC, excluding corporate G&A expenditures[2]	$10.00 – $12.00	$11.94
AISC[2]	$13.00 – $15.00	$15.63

It is cautioned that cash cost and AISC are very sensitive to the Mexican peso foreign exchange rate and metal prices through the computation of by-product credits.

1 For 2019 guidance and FY 2018 actual, Ag eq oz are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2018, and they were applied retroactively effective January 1, 2018. As a result, the metrics in silver equivalent ounces for the first and second quarter of 2018 have been restated.

2 Cash cost and AISC are non-GAAP measures. Refer to the Non-GAAP Measures section of the MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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The following provides the Company’s guidance for sustaining capital expenditures and EE&D expenses for the year ended December 31, 2019:

Capex and EE&D expense guidance (in millions of US dollars)	FY 2019 Guidance	FY 2018 Actual

Capital expenditures, excluding acquisition cost and capital expenditures associated with Coricancha and Topia processing plant upgrades	$ 1.5 – $ 1.9 million	$1.9 million

EE&D – operating mines (excluding Coricancha)	$ 4.2 – $ 5.2 million	$3.5 million

In Peru, the Company will also continue to advance the development of the Coricancha Mine with the objective of setting a platform for production growth by 2020. While still in the evaluation stage, based upon historic production records, Coricancha has the potential to add 3 million Ag eq oz of annual production.

The BSP at Coricancha continues to advance on schedule following the announcement in May 2018 of the positive PEA. The Company expects to be able to make a decision by end of March 2019 on whether to commence the restart of Coricancha.

Based on current cash flow forecasts, the Company expects its cash and net working capital will be sufficient to fund the closing and integration of the acquisition of Beadell, fund Beadell’s capital and debt service needs, and fund the restart of Coricancha should the Company make a positive decision to restart the mine.

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WEBCAST AND CONFERENCE CALL TO DISCUSS THE FISCAL YEAR 2018 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss the financial results on March 1, 2019, at 8:00 am Pacific Time. Hosting the call will be Mr. James Bannantine, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration	www.greatpanther.com
U.S. & Canada Toll-Free	1 800 319 4610
International Toll	1 604 638 5340

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling:

U.S. & Canada Toll-Free:	1 800 319 6413, replay code 2842
International Toll:	1 604 638 9010, replay code 2842

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company also expects to make a decision on whether or not to restart the Coricancha project in Peru by the end of March 2019. In addition, the Company anticipates closing the acquisition of gold producer Beadell Resources Limited in early March, which will result in the creation of a new growth-oriented intermediate precious metals producer focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential.

James Bannantine

President & CEO

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato Mine Complex and Topia Mine in Mexico, advancement of the Coricancha project, closing of the Beadell acquisition and the exploration of its other properties in Mexico and Peru. Forward looking statements also include guidance included in the "Outlook" section of this document, including guidance on production, cash costs, AISC, and anticipated capital expenditures and exploration and development expenditures. Forward looking statements also include discussions of the overall economic potential of the Company's properties, the availability of adequate financing, and those involving known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Alex Heath

Director, Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

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GREAT PANTHER SILVER LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

As at December 31, 2018 and 2017

	December 31, 2018	December 31, 2017

ASSETS

Current assets:
Cash and cash equivalents	$24,524	$36,797
Short-term deposits	26,057	20,091
Trade and other receivables	8,887	14,780
Inventories	4,828	5,294
Loan receivable	5,048	–
Reimbursement rights	6,385	4,446
Derivative assets	738	–
Other current assets	504	401
	76,971	81,809

Restricted cash	1,237	1,234
Inventories – non-current	1,420	1,580
Reimbursement rights	4,470	6,588
Mineral properties, plant and equipment	13,391	14,966
Exploration and evaluation assets	15,065	15,633
Deferred tax assets	222	70
	$112,776	$121,880

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables and accrued liabilities	$10,832	$11,313
Derivative liabilities	–	85
Reclamation and remediation provision – current	4,473	4,446
	15,120	15,844

Reclamation and remediation provision	22,947	22,965
Deferred tax liabilities	2,053	1,930
	40,120	40,739

Shareholders’ equity:
Share capital	130,912	130,201
Reserves	19,829	18,962
Deficit	(78,085)	(68,022)
	72,656	81,141

	$112,776	$121,880

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GREAT PANTHER SILVER LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

	2018	2017
Revenue	$59,434	$63,746

Cost of sales:
Production costs	47,414	41,752
Amortization and depletion	3,462	3,878
Share-based compensation	373	427
	51,249	46,057

Mine operating earnings	8,185	17,689

General and administrative expenses
Administrative expenses	5,338	6,818
Amortization and depletion	111	76
Share-based compensation	940	928
	6,389	7,822

Exploration, evaluation and development expenses
Exploration and evaluation expenses	11,329	7,475
Mine development costs	1,716	1,991
Share-based compensation	8	58
	13,053	9,524

Finance and other income (expense)
Interest income	1,518	808
Finance costs	(20)	(171)
Accretion expense	(897)	(791)
Foreign exchange gain	1,067	2,292
Other income	178	275
	1,846	2,413

Income (loss) before income taxes	(9,411)	2,756

Income tax expense	652	1,466

Net income (loss) for the year	$(10,063)	$1,290

Earnings (loss) per share – basic and diluted	$(0.06)	$0.01

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GREAT PANTHER SILVER LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the years ended December 31, 2018 and 2017)

	2018	2017
Cash flows from operating activities:
Net income (loss) for the year	$(10,063)	$1,290
Items not involving cash:
Amortization and depletion	3,573	3,954
Unrealized foreign exchange gain	(926)	(159)
Income tax expense	652	1,466
Share-based compensation	1,321	1,413
Other non-cash items	(774)	(39)
Interest received	1,185	765
Interest paid	(38)	(134)
Income taxes paid	(1,652)	(2,187)
	(6,722)	6,369
Changes in non-cash working capital:
Trade and other receivables	6,357	(3,688)
Inventories	510	355
Other current assets	(105)	135
Trade payables and accrued liabilities	287	2,532
Net cash provided by operating activities	327	5,703

Cash flows from investing activities:
Investments in short-term deposits	(5,965)	(5,071)
Loan advanced to Beadell	(5,000)	–
Additions to mineral properties, plant and equipment	(2,069)	(5,265)
Cash received upon acquisition of Coricancha	–	105
Cash restricted for Coricancha environmental bond	–	(1,234)
Other	–	186
Net cash used in investing activities	(13,034)	(11,279)

Cash flows from financing activities:
Proceeds from exercise of share options	349	1,207
Net cash from financing activities	349	1,207

Effect of foreign currency translation on cash and cash equivalents	85	(476)

Decrease in cash and cash equivalents	(12,273)	(4,845)
Cash and cash equivalents, beginning of period	36,797	41,642
Cash and cash equivalents, end of period	$24,524	$36,797

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